December 14, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Attention:	Nasreen Mohammed
Rufus Decker
Scott Anderegg
Mara Ransom

Re:	AP Acquisition Corp
Registration Statement on Form S-1
File No. 333-261440

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned, for itself and the several underwriters, hereby join in the request of AP Acquisition Corp that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. Washington D.C. time on December 16, 2021, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned wishes to advise you that there will be distributed to each underwriter or dealer, who is reasonably anticipated to participate in the distribution of the security, as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

* * *

[Signature page follows]

Very truly yours,

CREDIT SUISSE SECURITIES (USA) LLC

By:	/s/ Ryan Kelley
Name:	Ryan Kelley
Title:	Director

[Signature Page to Underwriters’ Acceleration Request]